UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2004

Commission File No. 0-32255

BALATON POWER INC.
(Translation of registrant's name into English)

19 East Fourth Avenue, Hutchinson, Kansas 67501
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F  [X] Form 40-F  [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)  [ ]

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)  [ ]

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   [ ] No  [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):N/A

Balaton Power Inc.
Consolidated Balance Sheets
(Expressed in US Dollars)
(Unaudited)

ASSETS	June 30, 2004	Dec. 31, 2003
Current
Cash	$154,674	$1,690
Prepaid expenses and sundry	-	1,241
	154,674	5,931
Note receivable	481,724	481,724
Mineral property	1,145,163	1145,163
	$1,781,561	$1632,818
LIABILITIES
Current
Accounts payable and accrued liabilities	$1,348,069	$1491,038
Convertible loans	179,779	179,779
Loan payable (Note 3)	30,000	-
	1,557,843	1,670,817
Minority interest	26,995	26,995
Loan payable (Note 3)	-	30,000
	1,584,838	1,727,812
SHAREHOLDERS' EQUITY (DEFICIENCY)
Share capital (Note 4)	3,719,783	2,815,892
Deficit	(3,523,060)	(2,910,886)
	196,723	(94,994)
	$1,781,561	$1,632,818

Balaton Power Inc.
Consolidated Statements of Operations and Deficit
(Expressed in US Dollars)
For the Six Month Period Ended June 30, 2004
(Unaudited)

	2004	2003
Revenue	$ -	$ -
Expenses
Administration and general	111,814	94,370
Consulting fees and commissions	-	72,000
Professional fees	499,384	12,814
Interest	976	3,000
	612,174	183,184
Net loss	(612,174)	(183,184)
Deficit, beginning of period	(2,910,886)	(2,596,689)
Deficit, end of period	$(3,523,060)	$(2,779,873)
Loss per common share	$(0.0089)	$(0.0028)

Balaton Power Inc.
Consolidated Statements of Operations and Deficit
(Expressed in US Dollars)
For the Three Month Period Ended June 30, 2004
(Unaudited)

	2004	2003
Revenue	$ -	$ -
Expenses
Administration and general	86,158	9,429
Professional fees	476,325	7,728
Depletion	488	-
	562,970	17,157
Net loss	(562,970)	(17,157)
Deficit, beginning of period	(2,960,089)	(2,762,716)
Deficit, end of period	$(3,523,060)	$(2,779,873)
Loss per common share	$(0.0082)	$(0.0003)

Balaton Power Inc.
Consolidated Statement of Cash Flows
(Expressed in US Dollars)
For the Six Month Period Ended June 30, 2004
(Unaudited)

	2004	2003
Cash provided by (used in):
Operating activities
Net loss	$(612,174)	$(183,184)
Shares issued and to be issued for services, an item not affecting cash	552,891	117,402
	(59,283)	(65,782)
Changes in non-cash working capital components
Prepaid expenses	1,241	9,441
Accounts payable and accrued liabilities	(142,974)	28,893
	(201,016)	(27,448)
Financing activities:
Sale of common shares for cash	351,000	-
Increase (decrease) in cash	149,984	(27,448)
Cash, beginning of period	4,690	28,080
Cash, end of period	$154,674	$632

Balaton Power Inc.
Consolidated Statement of Cash Flows
(Expressed in US Dollars)
For the Three Month Period Ended June 30, 2004
(Unaudited)

	2004	2003
Cash provided by (used in):
Operating activities
Net loss	$(562,971)	$(17,157)
Shares issued and to be issued for services, an item not affecting cash	518,763	-
	(44,208)	(17,157)
Changes in non-cash working capital components
Prepaid expenses	20,000	-
Accounts payable and accrued liabilities	(153,169)	11,965
Convertible loans	-	1,241
	(177,377)	(3,951)
Financing activities:	351,000	-
Sale of common shares for cash	81,000	-
Decrease in cash	(96,377)	(3,951)
Cash, beginning of period	251,051	4,583
Cash, end of period	$154,674	$632

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
June 30, 2004
(Unaudited)

1. Significant accounting policies

The disclosure contained in the unaudited consolidated financial statements does not include all the requirements of generally accepted accounting principles for annual financial statements. The unaudited interim consolidated financial statements should be read in conjunction with the annual consolidated financial statements for the year ended December 31, 2003.

Accounting measurements at interim dates inherently involve greater reliance on estimates than at year-end and the results of operations for the interim periods shown in this report are not necessarily indicative of results to be expected for the fiscal year. In the opinion of management, the accompanying unaudited interim consolidated financial statements reflect all adjustments, which are necessary to present fairly the financial position of the company as of June 30, 2004 and the results of operations and cash flows for the six months ended June 30, 2004 and June 30, 2003.

2. Income taxes

At June 30, 2004 the Company's income tax expense was nil.

3. Loan Payable

The loan payable is due to a company related to a shareholder of the Company, bears interest at 6.5% per annum, payable at maturity June 30, 2005.

4. Share Capital

Authorized: 700,000,000 common shares without par value
Issued and fully paid	Shares	Amount
Balance - December 31, 2003	66,762,214	$ 2,815,892
Private placement for cash	1,000,000	250,000
Exercise of warrants for cash	310,000	101,000
Issued for fees and services	284,576	34,128
Issued July 13, 2004 for fees and services	2,075,054	518,763
	70,431,844	$ 3,719,783

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
June 30, 2004
(Unaudited)

The private placement was for 1,000,000 units at a price of $0.25 per unit. Each unit consists of one common share and one warrant to purchase one common share at a price of $0.40 per share expiring on September 30, 2005.

The shares issued for fees and services on July 13, 2004 was for 2,075,054 units at a price of $0.25 per unit. Each unit consists of one common share and one warrant to purchase one common share at a price of $0.40 per share expiring on July 13, 2006.

At June 30, 2004, the following warrants were outstanding:
Amount	Price	Expiry
150,000	$0.20	July 17, 2004 (83,333 subsequently exercised, balance expired)
1,780,000	0.30	July 17, 2004 (745,000 subsequently exercised, balance expired)
600,000	0.20	August 9, 2004 (subsequently exercised)
60,000	0.20	August 15, 2004 (subsequently exercised)
730,000	0.30	September 15, 2004
200,000	0.20	September 15, 2004
225,000	0.20	September 30, 2004
2,592,980	0.50	December 31, 2004
1,000,000	0.40	September 30, 2005

At June 30, 2004, the following employee stock options were outstanding:
3,000,000	$0.50	December 31, 2005
400,000	0.50	January 2, 2007
1,300,000	0.40	June 25, 2009

Balaton Power Inc.
Notes to Consolidated Financial Statements
(Expressed in US Dollars)
June 30, 2004
(Unaudited)

5. Comments for U.S. readers

Differences in the Generally Accepted Accounting Principles ("GAAP") between those utilized in Canada and those utilized in the United States create differences in the treatment of certain transactions and the disclosures contained in the financial statements. Accordingly, disclosure of those differences and a reconciliation with United States accounting practices is appropriate for United States readers of the financial statements.

Statement of shareholders' deficiency

Share Capital
	Share Capital
	Shares	Amount	Deficit	Total
Balance at December 31, 2003	66,762,214	$2,815,892	$(2,910,886)	$(94,994)
Issued for cash	1,310,000	351,000	-	351,000
Issued and to be issued for services	2,359,630	552,891	-	552,891
Net loss	-	-	(612,174)	(612,174)
Balance at June 30, 2004	70,431,844	$3,719,783	$(3,523,060)	$196,723

AMENDED

(October 5, 2004)

BALATON POWER INC.

MANAGEMENT DISCUSSION AND ANALYSIS FOR THE PERIOD ENDED JUNE 30, 2004

The following discussion and analysis of the operations, results and financial position of Balaton Power Inc. (the "Company") for the six-month period ended June 30, 2004, should be read in conjunction with the unaudited financial statements and notes for the six-month period ended June 30, 2004. Additional information for the Company may be obtained at www.sedar.com. This discussion is dated October 5, 2004, amending the Management Discussion and Analysis dated August 31, 2004. All funds are expressed in US dollars unless otherwise noted.

FORWARD LOOKING STATEMENTS

Except for historical information, the Management Discussion and Analysis may contain forward-looking statements. These statements involve known and unknown facts, uncertainties and other factors that may cause the Company's actual results, level of activity, performance or other achievements to be materially different from any future results, levels of activity, performance or achievement expressed or implied by these forward-looking statements. Moreover, neither the Company or anyone else assumes responsibility for the accuracy and completeness of these forward-looking statements. The Company is under no duty to update any of these forward-looking statements after the date of this report. You should not place undue reliance on the forward-looking statements.

DESCRIPTION OF BUSINESS

The Company is engaged in developing a bauxite deposit situated in the State of Orissa, India (the "Gandhamardan Bauxite Deposit") through a joint venture agreement between the Company's wholly owned subsidiary Continental Resources (USA) Ltd. ("CRL") and Orissa Mining Corporation ("OMC"). Prior to the Company's focus on the Gandhamardan Bauxite Deposit, the Company pursued the sale of its patented process for a fish protection device (the "Pisces Process") and hydro electrical permits held by its wholly owned subsidiary Snoqualmie River Hydro Inc. ("Hydro Permits"). The Company plans to pursue a buyer for the Pisces Process at a later date. The Company wrote down its interests in the Pisces Process and Hydro Permits in its audited financial statements of 2002.

Gandhamardan Bauxite Deposit

The Gandhamardan Bauxite Deposit is located at the top of Gandhamardan hill near the town of Duragali, State of Orissa, India. This hill, which has a plateau top, is linear aligned in a Northeast-Southwest direction. The hill straddles the boundary, between Balangir District to the Southeast, and Sambalpur District to the Northwest, in the west central part of the State of Orissa, in eastern India.

Gandhamardan is bounded by Latitudes 20 degrees and 50 minutes and 20 degrees 55 minutes North, and Longitudes 82 degrees 451 and 82 degrees 54 minutes East. It plots on Survey of India topographic sheet NTS 64L/l3. Gandhamardan hill extends in a Northeast-Southwest direction for a length of 9.8 kms. Width ranges from 0.4 to 2.6 kms, and averages 0.75 km. The top of the hill is a plateau, with an areal extent of 7.4 kms2. The bauxite zone covers an area of 734 hectares. Due to its large size and lineal alignment, the deposit has been divided into 10 l-km wide blocks, numbered 1 to 10.

The bauxite is overlain by laterite, and the discontinuous layer of lateritic soil. This color, granular, and high in silica and iron a thickness of up to several centimeters.

The laterite is also rusty-red in color, and high in silica and iron. The weathered surface is irregular, porous, and craggy. The upper portion of the laterite is hard, reflecting a relatively higher silica content than the lower portion. Iron content also decreases with depth, while aluminous content increases. The laterite varies in. thickness from 0.3 to 12.0 meters, and averages 5.0 meters. The laterite grades downwards into bauxite.

The bauxite layer ranges from 4.3 to 35.0 meters in thickness, and averages 16.6 meters. It varies in color from pinkish-red to yellowish-brown, buff, or brown. It is medium to fine grained, massive and compact. Vesicular and pisolitic textures may be displayed. Hardness varies from 2.5 to 3.5. Banding and foliation are sometimes evident. The bauxite is composed mainly of the minerals gibbsite and hematite, which together comprise about 95%. The remaining 5% is a mixture of several oxide minerals in minor and trace amounts.

SELECTED FINANCIAL INFORMATION

The following information is taken from the Company's Audited Financial Statements for the years ended December 31, 2003, 2002 and 2001. During the last quarter of 2002, the Company acquired CRL and such change is reflected in the financial statements for 2001 and 2002 below:
(US$)	2003	2002	2001

Balance Sheet Data
Total assets according to
financial statements (CDN GAAP)	1,632,818	1,664,408	257,722
Total assets (US GAAP)	1,632,818	1,664,408	257,722
Total liabilities	1,727,812	1,663,097	223,974
Share capital	2,738,402	2,598,000	2,636,816
Retained earnings (deficit) (CDN GAAP)	(2,910,886)	(2,596,689)	(3,058,184)
Retained earnings (deficit) (US GAAP)	(2,910,886)	(2,596,689)	(3,058,184)

Period End Balances (as at)
Working capital	1,664,886	(1,598,581)	(23,471)
Properties	1,145,163	1,145,163	181,471
Shareholders' equity	(94,994)	1,311	(3,058,184)
Number of outstanding shares	66,762,214[1]	64,988,194	21,004,194

Statement of Operations Data
Revenue	-	24,899	-
Production costs	-	22,398	-
Writedown of resource properties	-	1,895,987	-
General and administrative expenses	314,917	232,587	695,811
Income (loss) according to financial
statements (CDN GAAP)	(314,917)	(2,126,073)	(696,160)
Loss per common share (CDN GAAP) [2]	0.01	(0.05)	(0.03)
Loss per common share (US GAAP)(2)	(0.01)	(0.05)	(0.03)

Notes:

(1) During the year 2003, a shareholder subscribed for 1,200,000 common shares for net cash proceeds of $77,490 to the Company. Such shares were not issued to the shareholder until after the year-end. As such, the number of issued and outstanding shares and retained earnings as at December 31, 2003 do not reflect this transaction.

(2) Stock options and warrants outstanding were not included in the computation of diluted loss per share as their inclusion would be anti-dilutive.

OPERATIONS

During the end of March and beginning of April 2004, CRL held meetings with OMC to discuss terms and conditions for a new joint venture agreement to develop the Gandhamardan Bauxite Deposit. Based upon these discussions, CRL's interest in the mining phase would increase and would place 100% of the down stream facilities (alumina plant and aluminum smelter) in favour of CRL. The Company expects that a formal joint venture agreement will be reached with OMC during the fourth quarter of 2004.

Financial statements of the Company are consolidated with that of CRL. The Company's business is solely focused on developing the Gandhamardan Bauxite Deposit which has incurred extensive professional fees during the quarter ended June 30, 2004. Total professional fees, including those incurred with respect to the Gandhamardan Bauxite Deposit, totaled $386,600 for the current quarter compared to $12,814 for the same period in 2003. This increase is directly related to expenses associated with North American and Indian consultants advising on the Gandhamardan Bauxite Deposit. The following is a list of expenditures incurred under the heading "professional fees" reported in the Statement of Operations for the period ended June 30, 2004:

Expenditure	Amount (US$)
Administration	90,000
Consulting	20,000
Advisory	30,000
Travel	25,000
Public Relations	72,000
Transfer Agent Fees	6,750
Misc. expenses	26,250
Financial & Strategic Planning Services	75,000
Legal	41,600
Total	386,600

Currently, the Company's monthly working capital requirements exclusive of that required for the Gandhamardan Bauxite Deposit total approximately $17,500. The Company's anticipated working capital requirements, including working capital for the Gandhamardan Bauxite Deposit, would total approximately $2,000,000. The Company believes that the most efficient way to further explore and potentially develop the Gandhamardan Bauxite Deposit, including a required feasibility study, is through the establishment of a consortium of entities. The Company has not confirmed specific consortium partners although several parties have expressed interest. CRL is confident that a consortium will be formed where CRL will be sheltered from the majority of the feasibility study expenditures. Any relationship obtained with a major aluminum company would have a significant positive effect on the liquidity of the Company.

There is no assurance that the Company will be able to form a consortium, or what the terms of any consortium formed will be. If the Company is unable to locate suitable partners, the Company will have to seek additional financing to carry out a feasibility study, which would put a significant strain on the Company's financial resources.

The Company believes that the impact of foreign currency fluctuations will not adversely affect the Company. The Canadian/U.S. dollar exchange rate has been improving in favor of the Canadian dollar. The current exchange rate is $1.30 Canadian dollars for each U.S. dollar. The Company does not take any steps to hedge against currency fluctuations.

SUMMARY OF QUARTERLY RESULTS

The following table provides a summary of the Company's financial statements for the past eight quarters. The material change in the Company's assets and liabilities are noticeable between September 30, 2002 and December 31, 2002 is when the acquisition of Continental Resources (USA) Ltd. occurred. This is the quarter reflecting the time when the operations of the Company became focused on the bauxite project in India.

(US$)	2004	2003				2002
	Mar. 31	Dec. 31	Sept. 30	Jun. 30	Mar. 31	Dec. 31	Sept. 30	Jun. 30
Total Assets	1,897,938	1,632,818	1,627,147	1,627,519	1,632,711	1,644,408	278,402	288,732
Total Liabilities	1,738,007	1,727,812	1,714,353	1,691,990	1,680,025	1,663,097	244,819	254,833
Shareholders' Equity	159,931	(94,994)	(87,206)	(64,471)	(47,314)	1,311	33,583	33,899
Revenue	-0-	-0-	-0-	-0-	-0-	24,899	-0-	-0-
Major Expenses:
Write down of resource properties	-0-	-0-	-0-	-0-	-0-	1,542,210	-0-	0-0
Administration & General	25,656	79,313	20,603	9,429	85,941	9,600	73,749	307,382
Consulting fees and commissions	-0-	-0-	-0-	-0-	72,000	77,085	34,345	64,070
Professional fees	23,059	34	22,132	7,728	5,086	2,035	2,722	15,559
Interest	488	8,931	-0-	-0-	3,000	3,000	-0-	-0-
Net Loss	49,203	88,278	42,735	17,157	166,027	1,609,031	110,816	393,835
Loss per Common Share	$0.0007	$0.001	$0.025	$0.01	$0.0025	$0.004	$0.02	$0.0187

LIQUIDITY AND CAPITAL RESOURCES

Private Placements

On March 30, 2004, the Company closed a non-brokered private placement of one million units at a price of $0.25 per unit for gross proceeds of $250,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each share purchase warrant entitles the holder for 18 months from the date of issue of the share purchase warrant to acquire one additional common share in the capital of the Company at an exercise price of $0.40. The share purchase warrant will expire on September 30, 2005. The shares were subject to a four month hold period which expired on July 30, 2004.

On August 31, 2004, the Company closed a non-brokered private placement of 600,000 units at a price of $0.30 per unit for gross proceeds of $180,000. Each unit consists of one common share of the Company and one non-transferable share purchase warrant. Each warrant entitles the holder for 24 months from the date of issue of the warrant share to acquire one additional common share in the capital of the Company at an exercise price of $0.40. The share purchase warrant will expire on August 31, 2006. These shares are subject to a four month hold period which expire on January 1, 2005.

Debt Settlements

On March 30, 2004, the Company settled CAD$15,598.87 of outstanding debt at a deemed price of CAD$0.08 per share resulting in the issuance of 194,986 common shares in the capital of the Company. The Company also settled approximately $22,397.39 of outstanding debt, which was negotiated in February, 2004, at a deemed price of $0.25 per share resulting in the issuance of 89,590 common shares in the capital of the Company. No insiders of the Company participated in these debt settlement arrangements.

On July 13, 2004, the Company settled $518,763.30 of outstanding debt with three parties at a deemed price of $0.25 per unit resulting in the aggregate issuance of 2,075,054 units in the capital of the Company. Each unit consists of one common share and one non-transferable share purchase warrant entitling the holder to purchase one additional common share in the capital of Company up to 24 months after the date of issuance at an exercise price of $0.40 per common share. No insiders of the Company participated in these debt settlement arrangements. The share purchase warrant will expire on July 13, 2006. These shares are subject to a four-month hold period which expire on November 13, 2004.

On August 31, 2004 the Company settled $36,024.80 of outstanding debt at a deemed price of $0.30 per unit resulting in the issuance of 120,083 units in the capital of the Company. Each warrant share entitles the holder for 24 months from the date of issue of the warrant share to acquire one additional common share in the capital of the Company at an exercise price of $0.40. The warrant shares will expire on August 31, 2006. The shares are subject to a four-month hold period which will expire on January 1, 2005. No insiders of the Company participated in the shares for debt arrangement.

Exercise of Warrants

For the period ended June 30, 2004, the Company had 310,000 shares of its common stock purchased through the exercising of warrants providing the Company with $101,000.

Subsequent to the end of the quarter ended June 30, 2004, to the date of this Amendment, the Company had 2,388,333 shares issued from the exercise of warrants for an aggregate of $652,166.60. Additional warrants will expire during the second half of 2004, which could provide additional funding to the Company. See Note 4 of the financial statements for additional information.

Current Operations

Currently, the Company has adequate cash to maintain operations (exclusive of exploration and development of the Gandhamardan Bauxite Deposit) during the next twelve months due to successful financing as mentioned above. Additional sources for capital resources could come from the exercise of warrants that are scheduled to expire in the fourth quarter of 2004.

The Company continues to have capital requirements in excess of its current resources. As the Company continues to explore and develop the Gandhamardan Bauxite Deposit, the Company's operational expenses will continue to increase which will in turn increase the Company's losses until the Gandhamardan Bauxite Deposit earns a profit. Currently and for the foreseeable future, the Company's only source of capital is from the sale of its securities. The Company expects that this trend will continue until it finalizes an agreement with a major company or establishes a consortium for the development of the Gandhamardan Bauxite Deposit.

As at June 30, 2004, the Company had a $1,781,561 working capital deficit. Of these liabilities, $1.1 million are from CRL's expenditures on the Gandhamardan Bauxite Deposit through COMPL and $400,000 are from CRL's domestic resource operations. Subsequent to June 30, 2004, the Company's working capital deficit was reduced through debt settlements and the exercise of warrants. The parties to whom these expenditures are owed have not made demand for payment. Based upon the Company's relations with these parties, the Company does not expect them to make demand for repayment until the Company has sufficient resources. The Company is dependant on the continued forbearance of these creditors and there is no guarantee that such forbearances will continue. If such forbearances do not continue, the Company may be adversely affected. The remaining $180,000 working capital deficit is a disputed payable to S. J. Roth Capital Placement Inc.

OFF-BALANCE SHEET ARRANGEMENTS

The Company has not entered into any off-balance sheet arrangements.

RELATED PARTY TRANSACTIONS

For the six-months ended June 30, 2004, the Company did not have any transactions with its officers, directors or control shareholders

DISCLOSURE FOR VENTURE ISSUERS WITHOUT SIGNIFICANT REVENUE

The Company is a development stage resource company. No revenues were reported during the past three financial years and no revenues were reported during the six months of operations of 2004.

The Company ceased promoting the Pisces Process and devoted the majority of its business focus on CRL, the Gandharmardan Bauxite Deposit and to a lesser extent on discussions with interested parties who wish to purchase the subsidiary Snoqualmie River Hydro Inc.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BALATON POWER INC.

Date: November 16, 2004

/s/ Robert Wyllie
________________________________
Name: Robert Wyllie
Title: Chief Financial Officer